FORTIVE CORPORATION

6920 Seaway Blvd.

Everett, WA 98203

January 13, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortive Corporation
Registration Statement on Form 10
Filed December 3, 2015 (File No. 001-37654)

Dear Ms. Ravitz:

On behalf of Fortive Corporation (the “Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James A. Lico

President and Chief Executive Officer